AB
7/2

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 12 2013
DIVISION OF TRADING & MARKETS

[redacted]

SECURI ... ON

13025589

OD
6/26/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANDLAPPER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. MAIN ST SUITE 207
(No. and Street)

GREENVILLE	SC	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE TUOHEY (864) 679-4701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLIOTT DAVIS LLC
(Name – *if individual, state last, first, middle name*)

200 EAST BROAD ST.	GREENVILLE	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
7/2/13

OATH OR AFFIRMATION

I, JAMES MICHAEL TUOHEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDLAPPER SECURITIES, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James Michael Tuohey
Signature

CFO
Title

Jennifer Brooke Jones
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sandlapper Securities, LLC

Financial Statements on
Accompanying Information

For the year ended December 31, 2012

(Pursuant to paragraph (d) of rule 17a-5 of the
Securities Exchange Act of 1934)

Contents

	Page
Independent Auditor's Report	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Supplementary Information	
Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("SEC")	10
Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3 of the SEC	10
Schedule 3 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC	10
Independent Auditor's Report on Internal Control	11-12
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	13

elliott davis

Independent Auditor's Report

The Members
Sandlapper Securities, LLC
Greenville, South Carolina

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Sandlapper Securities, LLC (the "Company") as of December 31, 2012, and the related statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sandlapper Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

Elliott Davis, LLC

Greenville, South Carolina
February 27, 2013

Sandlapper Securities, LLC
Statement of Financial Condition
As of December 31, 2012

Assets	
Cash and cash equivalents	$ 94,553
Commissions receivable	58,960
Deposit with clearing broker	15,000
Other current assets	34,962
Office furniture and equipment, net	9,993
Other assets	4,927
Total assets	218,395
Liabilities	
Commissions payable and accrued expenses	72,792
Total liabilities	72,792
Members' equity	
Members' equity	145,603
Total liabilities and members' equity	$ 218,395

See Notes to Financial Statements

Sandlapper Securities, LLC
Statement of Operations
For the year ended December 31, 2012

Revenues	
Commissions	$ 5,019,954
Other income	466,033
Total revenue	5,485,987
Expenses	
Commissions	3,806,675
Management fees	896,610
Professional fees	182,663
Meetings and conferences	81,314
Licensing, regulatory fees and costs	77,430
Other operating	316,602
Total expenses	5,361,294
Net income	$ 124,693

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2012

Members' equity, beginning of year	$ 25,910
Member distributions	(5,000)
Net income	124,693
Members' equity, end of year	$ 145,603

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Cash Flows

For the year ended December 31, 2012

Operating Activities	
Cash flows from operating activities:	
Net income	$ 124,693
Depreciation	1,116
Increase in commissions receivable	(43,910)
Increase in deposit with clearing broker	(9,486)
Increase in other assets	(34,105)
Increase in commissions payable and accrued expenses	27,808
Net cash provided by operating activities	66,116
Investing Activities	
Cash flows from investing activities:	
Purchase of office furniture and equipment	(11,109)
Net cash used for investing activities	(11,109)
Financing Activities	
Cash flows from financing activities:	
Distributions to members	(5,000)
Net cash used for financing activities	(5,000)
Increase in cash and cash equivalents	50,007
Cash and cash equivalents, beginning of year	44,546
Cash and cash equivalents, end of year	$ 94,553

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

Business activity and regulation:

Sandlapper Securities, LLC (the "Company") is a registered broker-dealer licensed in South Carolina. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission. The Company primarily acts as the managing broker-dealer in syndication of private placement programs offered by affiliates of the Company.

The Company may also act as broker-dealer in programs offered by non-affiliated parties. In 2011, the Company was approved for additional businesses to broker securities transactions for customers and for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

The Company uses the accrual method of accounting.

Revenue recognition:

Customers' securities transactions are recorded on a settlement date basis. Securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Income taxes:

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its members.

On January 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The provision also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The adoption did not have any impact on the Company's financial position as no uncertain tax positions have been taken.

Office furniture and equipment:

Depreciation is provided on a straight-line basis, using estimated useful lives of five to seven years for office furniture and equipment.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Summary of Significant Accounting Policies and Activities, Continued

Concentrations of credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash deposits in banks.

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2. Cash

The Company is required to maintain cash balances with a clearing agent, which is restricted to use. As of December 31, 2012, the Company had an account with the clearing agent in the amount of $15,000. Special restrictions for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission did not apply to any of the funds on deposit as of December 31, 2012. Cash defined for purposes of these financial statements is cash on deposit in local banking institutions subject to immediate withdrawal.

Note 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $36,761, which was $31,761 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.98 to 1.

Note 4. Lease Obligation

The Company leases office facilities through October 31, 2014. Minimum rental commitments over the next five years are as follows:

Year ending	Amount
December 31, 2013	$ 42,000
December 31, 2014	35,000
	$ 77,000

Note 5. Fair Value of Financial Instruments

The Company has adopted accounting standards requiring certain Fair Value Measurements and Disclosures. The Standards apply to all assets and liabilities that are being measured and reported on a fair value basis. The Standards require disclosure that establishes a framework for measuring fair value under GAAP, and expands disclosure about fair value measurements. The standards enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The standards requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitization, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2012 are as follows:

	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 94,553	$ 94,553	$ -	$ -
Deposit with clearing broker	$ 15,000	$ 15,000	$ -	$ -

The Company has no liabilities carried at fair value or measured at fair value on a nonrecurring basis.

Note 6. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through February 27, 2013, the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Sandlapper Securities, LLC

Supplementary Information
For the year ended December 31, 2012

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital:	
Total members' equity	$ 145,603
Deductions or charges	
Nonallowable assets	
Other assets	98,849
Office furniture and equipment	9,993
	108,842
Net capital	36,761
Basic Net Capital Requirement:	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	31,761
Reconciliation with Company's Computation:	
Part II of Form x-17a-5 as of December 31, 2012	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	95,262
Auditors' adjustment	(58,501)
Net capital per above	36,761
Aggregate Indebtedness:	
Items included in financial statement	
Commissions payable and accrued expenses	72,792
Total aggregate indebtedness	72,792
Ratio of aggregate indebtedness to net capital	1.98 to 1

Schedule 2 - Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC as of December 31, 2012

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Schedule 3 – Information Relating to Possession or Control Requirement Under Rule 15c3-3 of the SEC as of December 31, 2012

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

elliott davis

Independent Auditor's Report on Internal Accounting Control

The Members
Sandlapper Securities, LLC
Greenville, South Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Sandlapper Securities, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operating of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 27, 2013

elliott davis

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Members
Sandlapper Securities, LLC
Greenville, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Sandlapper Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sandlapper Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sandlapper Securities, LLC's management is responsible for Sandlapper Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries to copies of the accounts payable register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February 27, 2013